Neovasc Provides Corporate Update

VANCOUVER and MINNEAPOLIS, MN  via NEWMEDIAWIRE  -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), today provided a corporate update on progress towards its value creation strategies.

Fred Colen, Chief Executive Officer of Neovasc, commented, "We are pleased to provide a corporate update to our investors as we have made meaningful progress against our value creation strategies. We have clear line of site to important milestones across each of our objectives and sufficient cash on hand to allow complete focus on advancing our efforts through the end of the first quarter of 2021."

Progress on Reducer™

International commercial execution on Reducer remains strong. The Company has seen a robust rebound in Reducer volumes beginning in mid-June. July results were on pace with Neovasc's original, pre-COVID-19 plan and the Company is encouraged by the broad-based recovery in the business. Neovasc expects strong double-digit growth in Reducer implants and revenue during the third quarter of 2020.

Additionally, there have been important developments supporting Reducer reimbursement across Europe. Following the issuance of the European Society of Cardiology Guidelines for the treatment of chronic coronary syndromes in September 2019, Neovasc undertook a comprehensive reimbursement advancement program in several European countries.  The Company is pleased with the progress of its reimbursement efforts and looks forward to the possibility of expanded coverage in multiple European markets in 2021.

In the United States, the Company is enthusiastic about the upcoming FDA Circulatory Systems Devices Panel meeting scheduled for October 27, 2020. During the meeting, the Company, the FDA and clinical experts will discuss the potential benefits and risks of Reducer therapy for patients in the United States.

"Refractory Angina is an unmet clinical need in the United States," commented Dr. Tim Henry, Medical Director, The Carl and Edyth Lindner Center for Research and Education at The Christ Hospital. "The Reducer has been shown to reduce the symptoms of refractory angina and I look forward to discussing its merits at the panel meeting."

At the meeting, members will cast a formal vote on issues related to the approvability of the submission, however, FDA will make the final approval decision.

Progress on Tiara™

The Company continues to advance its regulatory submission for the Tiara TA transapical mitral valve replacement system targeting European CE Mark approval under the Medical Device Directive. Neovasc is in ongoing, collaborative discussions with our notified body, and we are encouraged by the progress to date. The Company is targeting an approval decision for Tiara TA in the first half of 2021.

The Tiara TF transfemoral/trans-septal mitral valve replacement program is approaching important first-in-human implants in the first half of 2021. The Company is enthused by the positive feedback it has received on the device.  Most notably, physicians are supportive of the system's low profile, device recapturability and unique implant design that set it apart from competitive offerings in development.

"I've been impressed by the design and unique features of the Tiara TF system," said Paul Sorajja, M.D., Director, Center for Valve and Structural Heart Disease, Minneapolis Heart Institute, Abbott Northwestern Hospital. "I look forward to working with Neovasc to advance the program towards treating critically ill patients."

Progress on Capital Structure

Following the recently announced financing of approximately $12.6M the Company now has sufficient cash on hand to support the advancement of its four value creations strategies until at least the end of Q1 2021. "I'd like to once again thank our investors for their support of Neovasc. We are now in a position to execute our programs without the distraction of raising additional capital in the immediate future," commented Fred Colen.

As at August 12, 2020, after the impact of the recently announced financing, the Company had 22,146,127 shares issued and outstanding and the fully diluted share count was 37,331,314 (assuming all notes and warrants are fully converted and exercised and without giving effect to the PIK interest).

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. The Company is a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, and minimally invasive devices for the treatment of refractory angina. Its products include the Neovasc Reducer™, for the treatment of refractory angina, which is not currently commercially available in the United States (2 U.S. patients have been treated under Compassionate Use) and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit:  www.neovasc.com. Click here for a link to the most recent corporate update.

Investors

Mike Cavanaugh
Westwicke/ICR
Phone: +1.646.877.9641
Mike.Cavanaugh@westwicke.com

Media

Sean Leous
Westwicke/ICR
Phone: +1.646.677.1839
Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact.  When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements may involve, but are not limited to, the belief that the rebound of Reducer implants speaks directly to Reducer's efficacy in treating refractory angina, the belief that the Company is well-positioned for the future and the statement regarding the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and six months ended June 30, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.